Exhibit (a)(5)(vii)

Vonage Holdings Corp. Announces Waiver of Financing Condition under its Tender Offer

HOLMDEL, N.J., October 24, 2008 — Vonage Holdings Corp. (NYSE: VG) announced today that it has waived the financing condition of its tender offer, thus taking one more step toward completing the refinancing of its outstanding 5.0% Senior Unsecured Convertible Notes due 2010 (the “Notes”).

As previously announced on October 20, 2008, Vonage has signed definitive agreements for a new financing. Vonage currently expects to use the proceeds from this financing to purchase the Notes upon the expiration of the tender offer, which will occur at noon, New York City time, on November 3, 2008, unless further extended or earlier terminated. The receipt of financing was a condition to the tender offer, and Vonage is now amending the tender offer to waive that condition.

Miller Buckfire & Co., LLC is acting as Dealer Manager and D.F. King & Co., Inc. is acting as the Information Agent in connection with the offer.

American Stock Transfer & Trust Company, LLC is the Depositary for the offer.

For any questions concerning the offer or for copies of the documents related to the offer contact D.F. King & Co., Inc. by calling 212-269-5550 (for banks and brokers) or 1-888-628-9011 (all others toll free). Holders of Notes may also obtain copies of these documents free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Neither the Board of Directors of Vonage nor any other person makes any recommendation as to whether holders of Notes should tender their Notes, and no one has been authorized to make such a recommendation. Holders of Notes must make their own decisions as to whether to tender their Notes, and, if they decide to do so, the principal amount of Notes to tender.

Full details of the other terms and conditions of the tender offer are included in Vonage’s Offer to Purchase dated July 30, 2008, as amended. The tender offer remains subject to these other conditions, and except as described in this press release, the terms of the tender offer remain the same as set forth in the Offer to Purchase.

Safe Harbor Statement

This press release contains forward-looking statements regarding the Company’s proposed financing and its impact on the Company. The forward-looking statements in this report are based on information available at the time the statements are made and/or management’s belief as of that time with respect to future events and involve risks and uncertainties that could cause actual results and outcomes to be materially different. These factors include the Company’s ability to consummate the financing arrangement, which is subject to numerous uncertainties, including but not limited to successful negotiation of definitive documentation for the financing arrangement and satisfaction or waiver of all conditions to closing, which include obtaining stockholder approval of the potential issuance of shares of common stock upon the conversion of the convertible notes. The consummation of the transactions and other forward-looking statements may also be impacted by the other risks and uncertainties detailed in the Company’s filings with the Securities and Exchange Commission. While the Company may elect to update forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, and therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

About Vonage

Vonage (NYSE: VG) is a leading provider of broadband telephone services with more than 2.6 million subscriber lines. Our award-winning technology enables anyone to make and receive phone calls with a touch tone telephone almost anywhere a broadband Internet connection is available. We offer feature-rich and cost-effective communication services that offer users an experience similar to traditional telephone services.

Our Residential Premium Unlimited and Small Business Unlimited calling plans offer consumers unlimited local and long distance calling, and popular features like call waiting, call forwarding and voicemail — for one low, flat monthly rate.

Vonage’s service is sold on the web and through national retailers including Best Buy, Circuit City, Wal-Mart Stores Inc. and Target and is available to customers in the U.S., Canada and the United Kingdom.

Vonage Holdings Corp. is headquartered in Holmdel, New Jersey. Vonage(R) is a registered trademark of Vonage Marketing Inc., a subsidiary of Vonage Holdings Corp.

Vonage Investor Contacts:	Vonage Media Contact:

Leslie Arena	Meghan Shaw
732.203.7372	732.528.2677
leslie.arena@vonage.com	meghan.shaw@vonage.com

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